Exhibit 1
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FOR IMMEDIATE RELEASE                                                17 May 2007



                    WPP HAS AGREED TO ACQUIRE 24/7 REAL MEDIA
                              FOR $11.75 PER SHARE


     o WPP has agreed to acquire 24/7 Real Media, a leading global digital marketing company quoted on NASDAQ, for $11.75 per share valuing 24/7 Real Media at $649 million

     o Reported revenues for 24/7 Real Media for the 12 months ended 31 December 2006 were $200 million, up 43% on prior year

     o The management team of 24/7 Real Media will develop the business within WPP and rollover unvested equity interests

     o Acquisition will strengthen WPP's position in the rapidly-growing digital marketing industry enhancing the Group's position in search marketing, digital media and adding strong technology skills

     o 24/7 Real Media is headquartered in New York and operates in 12 countries throughout North America, Europe and Asia-Pacific

WPP Group plc ("WPP" or the "Group") has entered into a definitive agreement to acquire the entire share capital of 24/7 Real Media Inc. ("TFSM") for $11.75 per share by way of an all cash tender offer.

The acquisition values 24/7 Real Media at approximately US$649 million, equivalent to approximately 3% of WPP's market capitalisation on 16 May 2007.

The cash consideration payable to TFSM share owners will be US$637 million and will be financed in cash from existing resources and debt facilities. Unvested stock and options are valued at US$49 million and net cash is expected to be approximately US$37 million at closing, to value TFSM at US$649 million.

Rationale for the Offer

WPP is committed to delivering added value to its clients, its share owners and its people, by continuing to be a significant force in the global advertising and marketing services industry. This will be achieved by providing local, regional and multinational clients with comprehensive solutions to reach their customers, build their brands and enhance their market positions and by developing superior service capabilities in a cost effective manner. WPP continues to believe that access to strategic advice, creativity, high quality information and specialist communication skills is critical to providing clients with comprehensive advertising, media investment management and marketing services solutions.

Online advertising will exceed $33 billion in 2007 or more than 8% of global advertising spend, based on GroupM estimates. This is expected to continue to grow strongly in the future, particularly as traditional media increasingly embraces and develops digital channels. The Board of WPP believes that technological capabilities and skills, combined with the Group's understanding of client demands and media, will play an increasingly important role in providing the best solutions for our clients.

TFSM is a leading company in the global digital marketing industry. Its business spans three key sectors in the rapidly-changing digital media industry - media, search and technology:

     o its media business is one of the largest CPM-based media networks with more than 950 participating sites and 115 million monthly unique users worldwide.
     o its search business provides clients with strategic advice and consulting on search engine optimisation (SEO) and search engine management (SEM) for Google, Yahoo! and MSN as well as other search engines and shopping comparison services.
     o its technology business offers the number 2 publisher-side advertising management platform to more than 400 clients.

TFSM has shown strong organic growth, up 43% in 2006. The company has over 400 people in 20 offices in 12 countries and a strong presence outside the United States, including Asia. The TFSM team has long experience in the industry and has developed one of the most sophisticated and robust internet technology platforms, that has enabled the business to deliver strong revenue growth, particularly in 2005 and 2006.

The combination of TFSM and WPP will enhance the enlarged Group's assets and capabilities in digital marketing, delivering benefits to clients from the Group's enhanced technologies. Specifically it will:

     o bring critical technology assets, people and skills to the enlarged Group, which are increasingly important as digital media develops
     o open up opportunities for the Group to enter new businesses by adding new capabilities in online media
     o strengthen WPP's position in the SEM area, increasing search spend under management by $200 million, taking search volumes to more than $450 million and adding a robust technology platform for managing search
     o add digital revenue in Asia through its presence in Korea, Australia and Japan.

The Board of WPP believes there are significant opportunities for further developing the Group's skills in our digital and direct marketing networks, our


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
media  investment  management  businesses  and  our  information,   insight  and
consulting companies.

Overall, the acquisition will contribute to all of WPP's three strategic goals; adding to our revenues in Asia, increasing the contribution from marketing services and the share of revenue from quantifiable marketing services.

Commenting on the announcement, Sir Martin Sorrell, CEO, WPP, said: "Our clients and therefore our industry are becoming more media and technology driven. 24/7 Real Media significantly enhances our capabilities, technological resources and talent, as well as adding to our geographic coverage and our measurable skills."

David J. Moore, Chairman and CEO of 24/7 Real Media, said, "This transaction will greatly strengthen our product offerings and will be highly beneficial to clients of both companies. 24/7 Real Media will remain the largest, publisher-focused technology company in the sector, with the second largest installed base of ad serving technology clients globally, and working as part of WPP will be a tremendous benefit to our ad serving and Global Web Alliance clients. We look forward to working with WPP to leverage our award-winning Decide DNA(R) search engine marketing platform and our other technologies to create the leading advertiser technology offering in the marketplace."

Financial Impact

In the short term, the Board of WPP expects the transaction to be marginally dilutive to earnings (circa 1%) in 2007 and 2008. Cost savings of
(pound)2.5million ($5million) have been identified from public company and worldwide and regional infrastructure.

In the longer term, the Board expects that greater exposure to faster growing digital markets and revenue synergies from the combination of the capabilities of 24/7 Real Media and WPP, will increase the Group's longer term organic growth rate in terms of both revenues and earnings.(1)

WPP's 2007 operating profit margin target will remain at 15%, including this acquisition. The enlarged Group's longer term margin goals remain unchanged at 15.5% for 2008 and 16% for 2009.


----------
(1)The statements in this paragraph should not be interpreted to mean that the earnings per share will necessarily be greater than those for the relevant preceding financial period.



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
Management and People

The TFSM businesses will continue to be run by its existing management within WPP, as part of WPP Digital, WPP's separate vertical which invests in digital marketing and media. It is anticipated that strong operational links will be established with GroupM, WPP's media investment management parent company and with Kantar, WPP's information, insight and consultancy parent company.

WPP believes that both TFSM and WPP's people will benefit from the enhanced career opportunities available within the enlarged WPP.

David J. Moore, Chairman/CEO, Jonathan Hsu, COO/CFO and Oleg Vishnepolsky, CTO will continue in their current roles, working to develop 24/7 Real Media and the Group's digital business. All unvested options and restricted stock of the senior management team will roll over into WPP stock on similar terms, upon completion of the transaction.

Information on TFSM

TFSM is a leading global digital marketing company, founded in 1995. As of 31 March 2007, TFSM employed over 400 people worldwide and operated in three segments. Media Solutions includes a large CPM-based media network, with over 950 sites and more than 115 million monthly unique users worldwide. Search Solutions includes a leading Search Engine Marketing (SEM) business, with over $200 million search billings under management. Technology Solutions is the second leading publisher-side advertising management platform with over 400 clients across the world. The company also has a comprehensive SEM partnership with Dentsu in key fast-growing Asian markets. In April 2007, Advertising Age ranked TFSM in the top 10 Ad Networks on the Internet. The company is headquartered in New York, with 20 offices in 12 countries throughout North America, Europe and the Asia Pacific region.

Other information

Within 10 business days of the date hereof, WPP intends to commence a tender offer for all of TFSM's outstanding common stock. The offer is conditioned upon at least a majority of the outstanding TFSM shares, determined on a fully diluted basis (computed in accordance with the merger agreement), being tendered, as well as the satisfaction of regulatory and other customary conditions. Approval of the transaction by WPP shareholders is not required. It is currently expected that the transaction will be completed around July month end.


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
Information on WPP

WPP is one of the world's leading communications services groups. Through its operating companies it provides a comprehensive range of communications services. These services include: advertising; media investment management; information, insight and consultancy; public relations and public affairs; branding and identity, healthcare and specialist communications. The Company employs approximately 100,000 people (including associates) in 2,000 offices in 106 countries, providing communications services to more than 300 of the companies that comprise the Fortune 500, over one half of the companies that comprise the NASDAQ 100 and more than 30 of the companies that comprise the Fortune e-50. As of 16 May 2007, WPP had a market capitalisation of approximately (pound)9.3 billion (US$ 18 billion).

Important Information

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the TSFM's common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy the TSFM's common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission's Website at www.sec.gov or from the information agent that WPP selects. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

Forward-looking Statement

This release and the conference call announced in it includes statements that are, or may be deemed to be, "forward-looking" statements. These forward-looking statements can be identified by the use of forward-looking terminology, including inter alia the terms "believes", "plans", "expects", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology.

These  forward-looking  statements include matters that are not historical facts
and  include   statements   regarding  WPP's  intentions,   beliefs  or  current
expectations concerning, among other things, WPP's results of operations,


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
financial condition, liquidity, prospects, growth, strategies, the outlook for relevant markets and the proposed acquisition of TFSM. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this release and the conference call announced in it reflect WPP's view with respect to future events as at the date of this release and the conference call announced in it and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to WPP's operations, results of operations, growth strategy and liquidity.

Save as required by relevant law or regulation, WPP undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this release or the conference call announced in it that may occur due to any change in its expectations or to reflect events or circumstances after the date of this release or the conference call announced in it. Information in this release and the conference call announced in it should not be relied upon as a guide to future performance.

Conference Call

A conference call will take place at 9.30 AM (US) and 2.30 PM (UK)

Dial in details are:

US Dial-in No                   +1 210 795 0472
US Dial-in Toll Free            +1 877 818 6787
UK Dial-in No.                  +44 (0)20 7019 0812
UK Dial-in Toll Free            0800 018 0795

A copy of the presentation will be available at www.wpp.com

Further information:

Sir Martin Sorrell, WPP         )
Paul Richardson, WPP            )       +44 (0)20 7408 2204
Feona McEwan, WPP               )
Richard Oldworth, Buchanan              +44 (0)20 7466 5000


www.wpp.com
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Goldman Sachs , which is authorised  and regulated in the United  Kingdom by the
Financial Services Authority is acting as financial advisor and has provided financial advice in relation to the acquisition to WPP Group plc and no one else in connection with the acquisition and


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
will not be responsible to anyone other than WPP Group plc for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the acquisition.

Fried, Frank, Harris, Shriver & Jacobson LLP, Davis & Gilbert LLP and Allen & Overy LLP are acting as legal counsel to WPP Group plc in connection with the transaction..

Merrill Lynch is acting as broker to WPP Group plc.


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